File No. 33-52214

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

02045078

Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June

Nexfor Inc.
(Translation of registrant's name into English)

Suite 500, 1 Toronto Street
Toronto, Ontario Canada M5C 2W4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-3173

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexfor Inc.
(Registrant)

Date: June 28, 2002

By: [signature]
Lyse Macaulay
Assistant Secretary

The following documents are hereby incorporated by reference as additional exhibits into Registration Statement No. 333-90904 with the exhibit numbers as set forth below.

Exhibit No.

4.8*	Underwriting Agreement, dated June 26, 2002 between the Registrant and the underwriters listed therein
7.3*	Form of Second Supplemental Indenture to be dated as of July 2, 2002 between the Registrant and Computershare Trust Company of Canada, as Trustee

---

* Filed herewith.

464529

Exhibit 4.8

Execution Copy

NEXFOR INC.
Debt Securities

Underwriting Agreement

June 26, 2002

Goldman, Sachs & Co.
Credit Suisse First Boston Corporation
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
UBS Warburg LLC
Trilon International Inc.
c/o Goldman, Sachs & Co.
As Representative
85 Broad Street
New York, New York 10004

Ladies and Gentlemen:

Nexfor Inc., a corporation amalgamated under the laws of Canada (the "Company") proposes, subject to the terms and conditions stated herein and in the Underwriting Agreement Standard Provisions, dated June 26, 2002 (the "Standard Provisions"), to issue and sell to the Underwriters named in Schedule I hereto (the "Underwriters") the Securities specified in Schedule II hereto (the "Designated Securities"). A copy of the Standard Provisions is set forth in Schedule III hereto. Each of the provisions of the Standard Provisions is incorporated herein by reference in its entirety, and shall be deemed to be a part of this Underwriting Agreement to the same extent as if such provisions had been set forth in full herein; and each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Underwriting Agreement. Each reference to the Representatives herein and in the Standard Provisions so incorporated by reference shall be deemed to refer to Goldman, Sachs & Co. Unless otherwise defined herein, terms defined in the Standard Provisions are used herein as therein defined. The Representatives designated to act on behalf of the Representatives and on behalf of each of the Underwriters of the Designated Securities pursuant to Section 12 of the Standard Provisions and the address of the Representatives referred to in such Section 12 are set forth at the end of Schedule II hereto.

Subject to the terms and conditions set forth herein and in the Standard Provisions incorporated herein by reference, the Company agrees to issue and sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company, at the time and place and at the purchase price to the Underwriters set forth in Schedule II hereto, the principal amount of Designated Securities set forth opposite the name of such Underwriter in Schedule I hereto.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us ten counterparts hereof, and upon acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof, including the Standard Provisions incorporated herein by reference, shall constitute a binding agreement among each of the Underwriters and the Company.

Very truly yours,

NEXFOR INC.

By: (signed) *"Dominic Gammiero"*
Name: Dominic Gammiero
Title: President and Chief Executive Officer

By: (signed) *"Thomas G. Stinson"*
Name: Thomas G. Stinson
Title: Vice- President, Corporate Planning and Secretary

Accepted as of the date hereof:

GOLDMAN, SACHS & CO.
CREDIT SUISSE FIRST BOSTON CORPORATION
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
UBS WARBURG LLC
TRILON INTERNATIONAL INC.

By: GOLDMAN, SACHS & CO.

By: (signed) *"Goldman, Sachs & Co."*
(GOLDMAN, SACHS & CO.)

For and on behalf of itself as Representatives
of the several Underwriters

SCHEDULE I

Underwriter	Principal Amount of Designated Securities to be Purchased
Goldman, Sachs & Co.	US$ 112,500,000
Credit Suisse First Boston Corporation	43,750,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	43,750,000
UBS Warburg LLC	31,250,000
Trilon International Inc.	18,750,000
Total:	US$ 250,000,000

SCHEDULE II

Title of Designated Securities:

7.25% Debentures due July 1, 2012

Aggregate principal amount:

US$250,000,000

Price to Public:

99.867% of the principal amount of the Designated Securities, plus accrued interest, if any, from July 2, 2002

Purchase Price by Underwriters:

99.217% of the principal amount of the Designated Securities, plus accrued interest, if any, from July 2, 2002

Underwriting Commission (including aggregate dollar amount):

0.65% of the principal amount of the Designated Securities ($1,625,000)

Specified funds for payment of purchase price:

Same day funds, to be paid by wire transfer, net of commission, to the Company

Indenture:

Indenture, dated as of March 1, 2001, as supplemented by the First Supplemental Indenture, dated as of March 20, 2001, and the Second Supplemental Indenture, to be dated July 2, 2002, made between the Company and Computershare Trust Company of Canada (as successor to Montreal Trust Company of Canada), as Trustee

Maturity: July 1, 2012

Interest Rate: 7.25%

Interest Payment Dates:

January 1 and July 1, commencing January 1, 2003

Redemption Provisions:

The Designated Securities are redeemable in whole or in part at any time, at the option of the Company, at a redemption price equal to the greater of (1) 100% of the principal amount of the debentures, and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the debentures (exclusive of interest accrued to the date of redemption) discounted to the redemption date, on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Yield (as defined in the Indenture) plus 35 basis points, together in each case with accrued interest to the date of redemption.

Sinking Fund Provisions:

No sinking fund provisions

Manner of Delivery of Designated Securities:

Registered Global Securities

Time of Delivery:

8:30 a.m. (New York City time), July 2, 2002

Closing location:

McCarthy Tétrault LLP
4700 TD Bank Tower
Toronto, Ontario
M5K 1E6

Other Provisions:

The commercial (printed) copies of the Prospectus as amended or supplemented in relation to the Designated Securities requested by the Underwriters shall be made available to the Underwriters in New York, New York no later than 10:00 a.m. on the business day next succeeding the date of the Underwriting Agreement.

Names and addresses of Designated Representatives:

Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004

SCHEDULE III

NEXFOR INC.

Debt Securities

Underwriting Agreement
Standard Provisions

June 26, 2002

From time to time Nexfor Inc., a corporation amalgamated under the laws of Canada (the "Company"), may enter into one or more underwriting agreements ("Underwriting Agreements"), and, subject to the terms and conditions stated or provided for therein, issue and sell to the firms named as underwriters in the applicable Underwriting Agreement (such firms constituting the "Underwriters" with respect to such Underwriting Agreement and the securities specified therein) certain of its debt securities (the "Securities") specified in such Underwriting Agreement (with respect to such Underwriting Agreement, the "Designated Securities"). The standard provisions set forth herein may be incorporated by reference in any Underwriting Agreement and each reference herein to the Underwriting Agreement shall refer to the Underwriting Agreement with respect to a particular issuance and sale of Designated Securities.

The terms and rights of the Designated Securities shall be as specified in the Underwriting Agreement and in or pursuant to the indenture, including any supplements thereto (the "Indenture"), identified in the Underwriting Agreement.

1. The Underwriting Agreement shall specify the firms designated as representatives (the "Representatives") of the Underwriters of the Designated Securities. The term "Representatives" also refers to a single firm acting as sole representative of the Underwriters and to Underwriters who act without any firm being designated as their representative. The obligation of the Company to issue and sell any of the Securities and the obligation of any of the Underwriters to purchase any of the Securities shall be evidenced by the Underwriting Agreement with respect to the Designated Securities specified therein. The Underwriting Agreement shall specify the aggregate principal amount of the Designated Securities, the initial public

offering price of the Designated Securities, the purchase price to be paid to the Company by the Underwriters for the Designated Securities, the commission to be paid by the Company to the Underwriters with respect to the sale of the Designated Securities, the names of the Underwriters of the Designated Securities, the names of the Representatives of such Underwriters and the principal amount of the Designated Securities to be purchased by each Underwriter and shall set forth the date, time and manner of delivery of the Designated Securities and payment therefor. The Underwriting Agreement shall also specify (to the extent not set forth in the Indenture and the registration statement and prospectus with respect thereto) the terms of the Designated Securities, shall be in the form of an executed writing (which may be in counterparts), and may be evidenced by an exchange of telegraphic communications or any other rapid transmission device designed to produce a written record of communications transmitted. The obligations of the Underwriters under the Underwriting Agreement shall be several and not joint.

2. The Company represents and warrants to, and agrees with, each of the Underwriters that:

(a) The Company meets the requirements under the Securities Act (Ontario) and the rules and regulations adopted thereunder, as amended, and the published policy statements of the Ontario Securities Commission (the "OSC"), including National Instruments 44-101 and 44-102 of the Canadian Securities Administrators, together with their respective Companion Policies (collectively, the "OSA"), for use of a short form shelf prospectus with respect to the Securities, has filed with the OSC a preliminary short form shelf prospectus and a short form shelf prospectus with respect to the Securities, and has been issued a receipt by the OSC for such short form shelf prospectus and any amendment thereto in the form heretofore delivered, along with any documents (including any preliminary form of prospectus supplement) filed in connection therewith and all documents incorporated by reference therein, to the Representatives for each of the Underwriters; no other document with respect to such short form shelf prospectus, amendment thereto, or document incorporated by reference therein has heretofore been filed or transmitted for filing with the OSC other than the preliminary prospectus supplement dated June 24, 2002; and no order having the effect of preventing or suspending the use of any prospectus relating to the Securities has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the OSC (such short form shelf prospectus, including any amendments to the form of prospectus receipted by the OSC, is hereinafter called the "Shelf Prospectus"; and any reference to the Shelf Prospectus as amended or supplemented shall be deemed to refer to the Shelf Prospectus as amended or supplemented in relation to the Designated Securities in accordance with Section 5(a) hereof, including any documents incorporated by reference therein as of the date of filing of such amendment or supplement);

(b) The Company meets the eligibility requirements for use of Form F-9 ("Form F-9") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities and has filed a registration statement on Form F-9, including the short form shelf prospectus receipted by the OSC and modified as required or permitted by Form F-9 (File No. 333-90904), with respect to the Securities and an appointment of agent for service of process upon the Company on Form F-X (the "Form F-X") with the Securities and Exchange Commission (the "Commission"); such registration statement (including any pre-effective amendment thereto) and any post-effective amendment thereto (each in the form heretofore delivered to the Representatives excluding exhibits to such registration statement, but including all documents incorporated by reference in the prospectus contained therein, to the Representatives for each of the other Underwriters) have been declared effective by the Commission in such form; no other document with respect to such registration statement or document incorporated by reference therein has heretofore been filed or transmitted for filing with the Commission, except for any documents filed with the Commission subsequent to the date of such effectiveness in the form heretofore delivered to the Representatives for each of the Underwriters; and no stop order suspending the effectiveness of such registration statement has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Commission (any preliminary prospectus (including any supplement thereto) included in such registration statement being hereinafter called a "Preliminary Prospectus"); the various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, and including any amendment or supplement to the Shelf Prospectus that is deemed by the OSA to be incorporated by reference into the Shelf Prospectus as of the date of such amendment or supplement prepared and filed with the OSC in accordance with the OSA, being hereinafter called the "Registration Statement"; the prospectus relating to the Securities, in the form in which it has most recently been filed, or transmitted for filing, with the Commission on or prior to the date of the Underwriting Agreement, being hereinafter called the "Prospectus"; any reference herein to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein, as of the date of such Preliminary Prospectus or Prospectus, as the case may be; any reference to any amendment or supplement to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any documents filed after the date of such Preliminary Prospectus or Prospectus, as the case may be, under the OSA or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the case may be, and incorporated by reference in such Preliminary Prospectus or Prospectus, as the case may be; and any reference to the Prospectus as amended or supplemented shall be deemed to refer to the Prospectus as amended or supplemented in relation to the Designated Securities in accordance with Section 5(a) hereof, including any documents incorporated by reference therein as of the date of filing of such amendment or supplement;

(c) The Prospectus consists of, and the Prospectus as amended or supplemented will consist of, the Shelf Prospectus and the Shelf Prospectus as amended or supplemented, respectively, except in each case for modifications required or permitted by Form F-9 and the applicable rules and regulations of the Commission;

(d) The documents incorporated by reference in the Prospectus, when they were filed with the OSC, complied in all material respects with the applicable requirements of the OSA, and none of such documents, as of their respective issue dates, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and any further documents so filed and incorporated by reference in the Prospectus or any further amendment or supplement thereto, when such documents are filed with the OSC and the Commission will comply in all material respects with the applicable requirements of the

OSA, and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of an Underwriter of Designated Securities through the Representatives expressly for use in the Prospectus as amended or supplemented relating to such Securities;

(e) No order preventing or suspending the use of any Preliminary Prospectus or preliminary prospectus supplement has been issued by the Commission, and each Preliminary Prospectus and preliminary prospectus supplement did not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter of Designated Securities through the Representatives expressly for use therein;

(f) The Shelf Prospectus conforms, and any further amendments or supplements to the Shelf Prospectus will conform, in all material respects, with the applicable requirements of the OSA and do not and will not, as of their respective filing dates, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of an Underwriter of Designated Securities through the Representatives expressly for use in the Shelf Prospectus as amended or supplemented relating to such Securities;

(g) The Registration Statement, the Prospectus and the Form F-X conform, and any further amendments thereto will conform, in all material respects, with the applicable requirements of the Securities Act and the Trust Indenture Act of 1939, as amended (the "Trust

Indenture Act") and the rules and regulations of the Commission thereunder, and do not and will not, as of the applicable effective date as to the Registration Statement and any amendment thereto and as of the applicable filing date as to the Prospectus and any amendment or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein (i) in the case of the Registration Statement, not misleading, and (ii) in the case of the Prospectus, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of an Underwriter of Designated Securities through the Representatives expressly for use in the Prospectus as amended or supplemented relating to such Securities;

(h) Neither the Company nor any of its subsidiaries has sustained since the date of the latest audited financial statements included or incorporated by reference in the Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, which loss or interference is materially adverse to the Company and its subsidiaries, on a consolidated basis, otherwise than as set forth or contemplated in the Prospectus as amended or supplemented; and, since the respective dates as of which information is given in the Registration Statement and the Prospectus and, otherwise than as set forth or contemplated in the Prospectus as amended or supplemented, there has not been any change in the capital stock of the Company (other than pursuant to dividend reinvestment plans, stock dividends, conversions of securities, employee stock options and other employee benefit plans and agreements described or referred to in the Prospectus as amended or supplemented), any increase in the long-term debt of the Company and its subsidiaries on a consolidated basis, except as provided for in the Underwriting Agreement, or any change, or any development involving a prospective change, in or affecting the general affairs, management, financial position or results of operations of the Company and its subsidiaries, which change is (or, in the case of prospective changes, the Company has reasonable cause to believe will be) materially adverse to the Company and its subsidiaries on a consolidated basis;

(i) The Company has been duly amalgamated and is validly existing as a corporation under the laws of Canada and is current with respect to the filing of annual returns with the Director under the Canada Business Corporations Act, with power and authority (corporate and other) to own its properties and conduct its business as described in the Prospectus as amended or supplemented;

(j) The Company has an authorized capitalization as set forth in the Prospectus as amended or supplemented;

(k) The Securities have been duly authorized, and, when the Designated Securities are issued and delivered pursuant to the Underwriting Agreement, the Designated Securities will have been duly executed, authenticated, issued and delivered and will constitute valid and legally binding obligations of the Company entitled to the benefits provided by the Indenture, which will be substantially in the form, save for any indenture supplements relating to a particular issuance of Designated Securities, filed as an exhibit to the Registration Statement; the Indenture has been duly authorized and duly qualified under the Trust Indenture Act and, at the Time of Delivery (as defined in Section 4 hereof) for the Designated Securities, the Indenture will constitute a valid and legally binding instrument, enforceable against the Company in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general equity principles; and the Indenture conforms, and the Designated Securities will conform, in all material respects to the descriptions thereof contained in the Prospectus as amended or supplemented;

(l) The issue and sale of the Designated Securities and the compliance by the Company with all of the provisions of the Designated Securities, the Indenture, the Underwriting Agreement, and the consummation of the transactions therein contemplated will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default or repayment event under or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the

Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject (except any lien, charge or encumbrance required to be created under the Indenture or any other agreement to which the Company is a party by reason of the operation of Section 9.01(e) of the Indenture, and except for such conflicts, breaches, violations, defaults, repayment events, liens, charges and encumbrances which would not individually or in the aggregate have a material adverse effect on the consolidated financial position, Shareholders' equity or results of operations of the Company and its subsidiaries on a consolidated basis), (ii) result in any violation of the provisions of the articles or by-laws of the Company or (iii) contravene any statute or any order, rule or regulation of any court or governmental agency or body ("Governmental Agency") having jurisdiction over the Company or any of its properties (except for such contraventions, breaches, violations or defaults which would not individually or in the aggregate have a material adverse effect on the consolidated financial position, Shareholders' equity or results of operations of the Company and its subsidiaries on a consolidated basis); and no consent, approval, authorization, order, registration, clearance or qualification ("Governmental Authorization") of or with any such Governmental Agency is required for the issue and sale of the Designated Securities or the consummation by the Company of the transactions contemplated by the Underwriting Agreement or the Indenture, except such as have been, or will have been prior to the Time of Delivery, obtained under the OSA, the Securities Act and the Trust Indenture Act and such Governmental Authorizations as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Designated Securities by the Underwriters;

(m) The statements set forth in the Prospectus under the caption "Description of Debt Securities" and in the Prospectus as amended or supplemented under the caption "Description of the Debentures", insofar as they purport to constitute a summary of the terms of the Securities and the Designated Securities, respectively, and under the captions "Plan of Distribution" in the Prospectus and "Underwriting" in the Prospectus as amended or supplemented, insofar as they purport to describe the provisions of the laws and documents referred to therein, are fair summaries of the matters referred to therein;

(n) Neither the Company nor any of its subsidiaries is in violation of its certificate of incorporation or by-laws. Neither the Company nor any of its subsidiaries is in default in the performance or observance of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, except such violations or defaults which the Company has reasonable cause to believe would not individually or in the aggregate have a material adverse effect on the consolidated financial position, shareholders' equity or results of operations of the Company and its subsidiaries on a consolidated basis;

(o) Other than as set forth in the Prospectus as amended or supplemented, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject which the Company has reasonable cause to believe would individually or in the aggregate have a material adverse effect on the consolidated financial position, shareholders' equity or results of operations of the Company and its subsidiaries on a consolidated basis; and, to the best of the Company's knowledge, no such proceedings are threatened or contemplated by any Governmental Agency or threatened by others;

(p) The Company is not and, after giving effect to the offering and sale of the Designated Securities, will not be an "investment company," as such term is defined in the Investment Company Act of 1940, as amended (the "Investment Company Act");

(q) No withholding tax imposed under the federal laws of Canada will be payable in respect of the commission or fee to be paid by the Company pursuant to the Underwriting Agreement to any Underwriter who is not resident in Canada and with whom the Company deals at arm's length, provided that such commission or fee is reasonable in the circumstances and is payable in respect of identifiable services rendered by such Underwriter outside of Canada and which are performed by such Underwriter in the ordinary course of a business carried on by it that includes the performance of such a service for a commission or fee;

(r) Ernst & Young, chartered accountants, who have certified certain financial statements of the Company and its subsidiaries, are independent public accountants as required by the Securities Act and the rules and regulations of the Commission thereunder;

(s) The Company and its subsidiaries possess such permits, licenses (including forest licenses and tenures), approvals, consents and other authorizations (collectively, "Governmental Licenses") issued by the appropriate federal, state, provincial, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure to so possess any such Governmental Licenses would not, singularly or in the aggregate, have a material adverse effect on the Company and its subsidiaries on a consolidated basis;

(t) Except as otherwise stated in the Prospectus as amended or supplemented and except as would not, singly or in the aggregate, result in a material adverse effect on the Company and its subsidiaries on a consolidated basis, (A) neither the Company nor any of its subsidiaries is in violation of any federal, provincial, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof including any judicial or administrative order, consent, decree or judgment (collectively "Laws"), relating to pollution or protection of human health, the environment (including, without limitation, air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, Laws relating to the release, discharge, spill, leak or emission ("Release") or threatened Release of chemicals, pollutants, dangerous goods, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, "Hazardous Materials") or to the presence, manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"), (B) the Company and its subsidiaries possess, and are in compliance with, all permits, licenses, approvals, consents and other authorizations required under any applicable Environmental Laws and are in compliance with their requirements, (C) to the knowledge of the Company, there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries; (D) there are no events or circumstances that might reasonably be expected to form the basis of liability, including an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws; and (E) to the knowledge of the Company, there are no pending changes to Environmental Laws that would render unlawful, restrict or impair the operations of the Company or its subsidiaries in any material respect; and

(u) Other than as set forth in the Prospectus as amended or supplemented, no labor dispute with the employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any subsidiary's principal suppliers, manufacturers, customers or contractors, which, in any case, may reasonably be expected to result in a material adverse effect on the Company and its subsidiaries on a consolidated basis.

3. (a) Upon the execution of the Underwriting Agreement and authorization by the Representatives of the release of the Designated Securities, the several Underwriters propose to offer the Designated Securities for sale upon the terms and conditions set forth in the Prospectus as amended or supplemented.

(b) Each Underwriter represents that it has not offered or sold, directly or indirectly, and agrees that it will not, directly or indirectly, offer, sell or deliver any of the Designated Securities purchased by it under the Underwriting Agreement, in Canada or any other jurisdiction or to any resident of Canada or such other jurisdiction, in contravention of the securities laws of any province or territory of Canada or such other jurisdiction or in such manner as to require registration of the Debentures or the filing of a prospectus or any similar document under the laws of any jurisdiction outside of the United States. Each Underwriter further agrees that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the Designated Securities that may be entered into by such Underwriter.

4. Designated Securities to be purchased by each Underwriter pursuant to the Underwriting Agreement, in definitive form to the extent practicable (except

as otherwise provided in the Underwriting Agreement) and in such authorized denominations and registered in such names as the Representatives may request upon at least forty-eight hours' prior notice to the Company, and payment of the aggregate underwriting commission in respect of the Designated Securities set forth in the Underwriting Agreement, shall be delivered by or on behalf of the Company to the Representatives for the account of such Underwriter, against payment by such Underwriter or on its behalf of the purchase price for such Designated Securities set forth in the Underwriting Agreement, each such payment to be made in the manner and in the funds specified in the Underwriting Agreement, all at the place and time and date specified in the Underwriting Agreement or in such other manner and funds and at such other place and time and date as the Representatives and the Company may agree upon in writing, such time and date being herein called the "Time of Delivery" for such Designated Securities.

5. The Company agrees with each of the Underwriters of the Designated Securities:

(a) To prepare a supplement to the Shelf Prospectus in accordance with the requirements of the OSA, and a supplement to the Prospectus consisting of the supplement to the Shelf Prospectus modified as required or permitted by Form F-9, in each case in a form approved by the Representatives (which approval shall not be unreasonably withheld), and (i) to file such supplement to the Shelf Prospectus with the OSC pursuant to the OSA not later than the OSC's close of business on the second business day following the execution and delivery of the Underwriting Agreement or, if applicable, such earlier time as may be required by the OSA, and (ii) to file such supplement to the Prospectus with the Commission pursuant to General Instruction II.K. of Form F-9 not later than the Commission's close of business on the next business day following such filing with the OSC or, if applicable, such earlier time as may be required by such General Instruction II.K. or the OSA; to make no further amendment or supplement to the Shelf Prospectus, the Registration Statement or the Prospectus after the date of the Underwriting Agreement and prior to the Time of Delivery unless such amendment or supplement is approved by the Representatives after reasonable notice thereof (which approval shall not be unreasonably withheld); to advise the Representatives promptly of any such amendment or supplement after such Time of Delivery and furnish the Representatives with copies thereof; to file promptly with the OSC all documents required to be filed by the Company with the OSC that are deemed to be incorporated by reference into the Shelf Prospectus and with the Commission all reports and any definitive proxy or information statements required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case, for so long as the delivery of a prospectus is required in connection with the offering or sale of such Securities, and during such same period to advise the Representatives, promptly after it receives notice thereof, of the time when any amendment to the Shelf Prospectus or Registration Statement has been filed or becomes effective or any supplement to the Shelf Prospectus, the Prospectus or any amended Prospectus has been filed with the OSC or the Commission, of the issuance by the OSC or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities, of the suspension of the qualification of such Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the OSC or the Commission for the amending or supplementing of the Shelf Prospectus, the Registration Statement or the Prospectus or for additional information relating to the Securities, the Shelf Prospectus, the Registration Statement or the Prospectus; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to use promptly its best efforts to obtain its withdrawal;

(b) Promptly from time to time to take such action as the Representatives may reasonably request to qualify such Securities for offering and sale under the securities laws of such states of the United States or, subject to Section 3(b), any other jurisdiction as the Representatives may reasonably request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of such Securities; <u>provided, however</u>, that the Company shall not be required to (i) qualify as a foreign corporation or as a dealer in securities in any jurisdiction, (ii) file any general consent to service of process or (iii) subject itself to taxation in any jurisdiction if it is not so subject;

(c) To furnish the Underwriters in New York City with copies of each Registration Statement (two of which will be signed and will include all exhibits, including signed copies of all consents and certificates of experts), as well as copies of the Prospectus as amended or supplemented in such reasonable quantities as the Representatives may from time to time reasonably request, and, if the delivery of a prospectus is required by law at any time in connection with the offering or sale of the Designated Securities and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact required to be stated or necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Shelf Prospectus or the Prospectus or to file under the OSA or the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the OSA, the Securities Act, the Exchange Act or the Trust Indenture Act, to notify the Representatives and upon their reasonable request to file such document and to prepare and furnish without charge to each Underwriter and to any dealer in securities as many copies as the Representatives may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance;

(d) To make generally available to its securityholders as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Securities Act), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11 (a) of the Securities Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158 thereunder); and

(e) During the period beginning from the date of the Underwriting Agreement and continuing to and including the Time of Delivery for the Designated Securities, not to offer, sell, contract to sell or otherwise dispose of any debt securities of the Company which mature more than one year after such Time of Delivery and which are substantially similar to the Designated Securities, without the prior written consent of the Representatives, such consent not to be unreasonably withheld.

6. The Company covenants and agrees with the several Underwriters that the Company will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Company's counsel and accountants in connection with the filing with respect to the Securities under the OSA, the registration of the Securities under the Securities Act, any listing of the Designated Securities on a stock exchange or automated quotation system, and all other expenses in connection with the preparation, printing and filing in Ontario and the United States of America, as may be applicable, of the Registration Statement, any Preliminary Prospectus and the Prospectus and amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) subject to such limitation as may be set forth in the Underwriting Agreement, the cost of printing or producing any Agreement among Underwriters, these Standard Provisions, the Underwriting Agreement, any Indenture, any Blue Sky and Legal Investment Memoranda; (iii) subject to such limitation as may be set forth in the Underwriting Agreement, all reasonable expenses in connection with the qualification of the Designated Securities for offering and sale under state securities laws as provided in Section 5(b) hereof, including the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky and legal investment surveys; (iv) any fees charged by securities rating services for rating the Securities; (v) any filing fees incident to any required review by the National Association of Securities Dealers, Inc. of the terms of the sale of the Securities; (vi) the cost of preparing the Securities; (vii) the fees and expenses of any Trustee and any agent of any Trustee and the reasonable fees and disbursements of counsel for any Trustee in connection with any Indenture and the Securities; and (viii) all other costs and expenses incident to the performance of its obligations pursuant to the Underwriting Agreement which are not otherwise specifically provided for in this Section. It is understood, however, that, except as otherwise specifically provided in this Section, Section 8 and Section 11 hereof, the Underwriters will pay all of their own costs and expenses, including the fees of their counsel, transfer taxes on resale of any of the Securities by them, and any advertising expenses connected with any offers they may make, including the expenses of any "tombstone" advertisement related to the offering of the Designated Securities; provided, that no such tombstone advertisement shall be published without the prior approval of the Company, which approval shall not be unreasonably withheld.

7. The obligations of the Underwriters of the Designated Securities under the Underwriting Agreement shall be subject, in the discretion of the

Representatives, to the condition that all representations and warranties and other statements of the Company in or incorporated by reference in the Underwriting Agreement are, at and as of the Time of Delivery, true and correct, the condition that the Company shall have performed all of its obligations pursuant to the Underwriting Agreement theretofore to be performed, and the following additional conditions:

(a) The supplement to the Shelf Prospectus shall have been filed with the OSC pursuant to the applicable rules and regulations of the OSA within the applicable time period prescribed for such filing thereunder and the supplement to the Prospectus shall have been filed with the Commission pursuant to General Instruction II.K. of Form F-9 within the applicable time period prescribed for such filing by the rules and regulations under the Securities Act and, in each case, in accordance with Section 5(a) hereof; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of the Company, threatened by the Commission; no order having the effect of preventing or suspending the use of any prospectus relating to the Securities shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of the Company, threatened by the OSC; and all requests for additional information on the part of each of the OSC and the Commission shall have been complied with to the Representatives' reasonable satisfaction;

(b) Counsel for the Underwriters shall have furnished to the Representatives such opinion or opinions, dated the Time of Delivery for the Designated Securities, with respect to the validity of the Indenture, the Designated Securities, the Registration Statement, the Prospectus as amended or supplemented and other related matters as the Representatives may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters (it being understood that, to the extent such opinion relates to the laws of Ontario and the federal laws of Canada applicable therein, such counsel shall be entitled to rely on the opinion of Canadian counsel to the Company delivered pursuant to Section 7(c) hereof);

(c) The Company shall have furnished to the Representatives the written opinion of McCarthy Tétrault LLP, Canadian counsel for the

Company (or other Canadian counsel for the Company reasonably satisfactory to the Representatives), dated the Time of Delivery for the Designated Securities, in form and substance satisfactory to the Representatives, to the effect that:

(i) The Company has been duly amalgamated and is validly existing under the laws of Canada, with full corporate power and authority to own its properties and conduct its business as described in the Prospectus as amended or supplemented;

(ii) The Company has an authorized share capital as set forth in the Prospectus as amended or supplemented;

(iii) To the best of such counsel's knowledge, based solely upon documents provided to such counsel by the Company and conferences with the Company in connection with the offering of the Securities, and other than as set forth or contemplated in the Prospectus as amended or supplemented, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject which such counsel has reasonable cause to believe would, individually or in the aggregate, be expected to have a material adverse effect on the financial position of the Company and its subsidiaries, taken as a whole, and no such proceedings are threatened or contemplated by any Governmental Agency or threatened by others;

(iv) The Underwriting Agreement has been duly authorized and, to the extent that execution and delivery are governed by the laws of Ontario and the laws of Canada applicable therein, executed and delivered by the Company;

(v) The Designated Securities have been duly authorized and, to the extent that authentication, issuance, execution and delivery are matters governed by the laws of Ontario and the laws of Canada applicable therein, authenticated and issued pursuant to the Indenture and executed and delivered by the Company; and the Designated Securities and the Indenture conform in all material respects to the descriptions thereof in the Prospectus as amended or supplemented;

(vi) The Indenture has been duly authorized and, to the extent that execution and delivery are matters governed by the laws of the province of Ontario and the laws of Canada applicable therein, executed and delivered by the Company;

(vii) The issue and sale of the Designated Securities and the performance by the Company of its obligations under each of the Designated Securities, the Indenture and the Underwriting Agreement and the consummation of the transactions therein contemplated will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default or repayment event under or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument known to such counsel (except for such conflicts, breaches, violations, defaults, repayment events, liens, charges and encumbrances which, individually or in the aggregate, would not have a material adverse effect on the Company and its subsidiaries on a consolidated basis, and except any conflict, breach or violation not readily ascertainable from the face of any such indenture, mortgage, deed of trust, loan agreement or other agreement or instrument or arising under or based upon any cross default provision insofar as it relates to an indenture, mortgage, deed of trust, loan agreement or other agreement or instrument not known to such counsel, and except that such counsel need not express any opinion with respect to any lien, charge or encumbrance required to be created under the Indenture or any other agreement to which the Company is a party by reason of the operation of Section 9.01(e) of the Indenture), based solely upon documents provided to such counsel by the Company and conferences with the Company in connection with the offering of the Securities, to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, (ii) result in any violation of the provisions of the articles or by-laws of the Company, or (iii) result in any violation of any statute or any rule or regulation or, to the best of such counsel's knowledge, without having made any special inquiries in that regard, any order of any Ontario or Canadian federal court or any Ontario or Canadian federal Governmental Agency having jurisdiction over the Company or any of its properties (except for such violations which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Company and its subsidiaries on a consolidated basis);

(viii) No consent, approval, authorization, order, registration, clearance or qualification of or with any such Ontario or Canadian federal court or Governmental Agency is required for the issue and sale of the Designated Securities or the consummation by the Company of the other transactions contemplated by the Underwriting Agreement or the Indenture, except such as have been obtained;

(ix) The Shelf Prospectus and the Prospectus, each as amended or supplemented, have been duly approved by, or under the authority of, the Board of Directors of the Company, and the Shelf Prospectus and each amendment and supplement thereto has been duly executed on behalf of the Company in accordance with the OSA;

(x) The documents incorporated by reference in the Shelf Prospectus and the Prospectus, each as amended or supplemented (other than the financial statements and related schedules and other financial information contained therein, as to which counsel need express no opinion), as of their respective issue dates and the dates they were filed with the OSC, complied as to form in all material respects with the applicable requirements of the OSA;

(xi) The Prospectus, as amended or supplemented, together with a certificate of the Underwriters, a certificate of the Company, a section entitled "Purchasers' Statutory Rights" and a front cover page containing mandated legends, as would be required under the OSA, would be the entire disclosure document required to offer the Designated Securities if the offering and distribution of the Designated Securities were being qualified and made in the Province of Ontario, the principal jurisdiction of Canada designated by the Company in connection with the offering of the Designated Securities; the exhibits to the Registration Statement included or incorporated by reference in the Prospectus as amended or supplemented and the documents incorporated by reference in the Prospectus as amended or supplemented, include the only reports or information (other than the Shelf Prospectus) that in accordance with the requirements of Ontario law would be required to be made publicly available by the OSC if the offering of the Designated

Securities were being made in the Province of Ontario; and the Prospectus, as amended or supplemented, complies as to form in all material respects with the applicable requirements of the OSA as interpreted and applied by the Reviewing Authority, except that the Prospectus, as amended or supplemented, excludes a certificate of the Underwriters, a certificate of the Company, a section entitled "Purchasers' Statutory Rights" and a cover page containing mandated legends, as would be required under the OSA;

(xii) The Company has received an appropriate receipt from the OSC for the Shelf Prospectus and any amendments thereto filed under the OSA prior to the Time of Delivery; to the best knowledge of such counsel without having made any special enquiry, no order having the effect of ceasing or suspending the distribution of the Designated Securities has been issued and no proceeding for that purpose has been initiated or threatened by the OSC;

(xiii) The statements as to Canadian taxation set forth in the Prospectus as amended or supplemented under the caption "Certain Income Tax Considerations – Canadian" insofar as such statements constitute a summary of the Canadian legal matters, documents or proceedings referred to therein are a fair summary of the principal Canadian federal income tax considerations to prospective purchasers who are described under such heading;

(xiv) No withholding tax imposed under the federal laws of Canada will be payable in respect of the commission or fee to be paid by the Company pursuant to the Underwriting Agreement to any Underwriter who is not resident in Canada and with whom the Company deals at arm's length, provided that such commission or fee is reasonable in the circumstances and is payable in respect of identifiable services rendered by such Underwriter outside of Canada and which are performed by such Underwriter in the ordinary course of a business carried on by it that includes the performance of such a service for a commission or fee;

(xv) A court of competent jurisdiction in the Province of Ontario (a "Canadian Court") would give effect to the choice of the law of the State of New York ("New York law") as the proper law governing the enforcement of the Indenture, the Designated Securities and the Underwriting Agreement, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to public policy, as that term is understood under the laws of the Province of Ontario and the laws of Canada applicable therein and in such counsel's opinion the choice of New York law is not contrary to public policy, as that term is understood under the laws in the Province of Ontario and the laws of Canada applicable therein;

(xvi) In an action on a final and conclusive judgment in personam of any federal or state court sitting in the Borough of Manhattan, The City of New York, New York (a "New York Court") that is not impeachable as void or voidable under New York law, a Canadian Court would give effect to the appointment by the Company of CT Corporation System as its agent for service in the United States of America under the Indenture, the Designated Securities and the Underwriting Agreement and to the provisions in the Indenture, and the Underwriting Agreement whereby the Company has submitted to the non-exclusive jurisdiction of a New York Court;

(xvii) If the Indenture, the Designated Securities or the Underwriting Agreement are sought to be enforced in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely New York law, a Canadian Court would, subject to paragraph (xv) above, recognize the choice of New York law, and, upon appropriate evidence as to such law being specifically pleaded and proved, apply such law to all issues that, under the conflict of law rules of the Province of Ontario, are to be determined in accordance with the proper or governing law of a contract, provided that such Canadian Court will not apply (i) those New York laws which it characterizes as being of a revenue, penal or public law nature, or (ii) those New York laws, the application of which would be contrary to public policy, as that term is understood under the laws of the Province of Ontario and the laws of Canada applicable therein; provided, however, that, in matters of procedure, the laws of the Province of Ontario will be applied, and a Canadian Court will retain discretion to decline to hear such action if it is contrary to public policy, as that term is understood under the laws of the Province of Ontario and the laws of Canada applicable therein, for such Canadian Court to do so, or if such Canadian Court is not the proper forum to hear such an action or if concurrent proceedings are being brought elsewhere and in such counsel's opinion none of the provisions of the Indenture, the Designated Securities or the Underwriting Agreement are contrary to public policy, as that term is understood under the laws of the Province of Ontario and the laws of Canada applicable therein;

(xviii) The laws of the Province of Ontario and the laws of Canada applicable therein permit an action to be brought in a Canadian Court to enforce a final and conclusive judgment in personam of a New York Court respecting the enforcement of the Indenture, the Designated Securities and the Underwriting Agreement that is not impeachable as void or voidable under New York law for a sum certain if: (A) the court rendering such judgment properly exercised jurisdiction over the judgment debtor as recognized by a Canadian Court (and submission by the Company to the jurisdiction of a New York Court pursuant to the Indenture and the Underwriting Agreement will be sufficient for this purpose); (B) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Ontario and the federal laws of Canada applicable therein or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada); or by the Competition Tribunal under the Competition Act (Canada); (C) a dispute between the same parties based on the same subject matter has not given rise to a decision rendered by a Canadian Court or been decided by a foreign authority and the decision meets the necessary conditions for recognition under the laws of the Province of Ontario and the laws of Canada applicable therein; (D) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the Canadian Court; (E) in the case of a judgment obtained by default, there has been no manifest error in the granting of such judgment; (F) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; and (G) the action to enforce such judgment is commenced within the relevant limitation period prescribed under the laws of the Province of Ontario and the laws of Canada applicable therein; and in such counsel's opinion a Canadian Court should not avoid the enforcement of judgments of a New York Court respecting the enforcement of the Indenture, the Designated Securities and the

Underwriting Agreement on the basis of a reasonable interpretation of public policy, as that term is understood under the laws of the Province of Ontario and the laws of Canada applicable therein;

(xix) The Indenture and the issuance of the Designated Securities thereunder are subject to and comply with the Canada Business Corporations Act; and no registration, filing or recording of the Indenture under the laws of the Province of Ontario and the laws of Canada applicable therein is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Designated Securities issued thereunder.

Such counsel shall state that (i) in the course of the preparation by the Company of the Registration Statement and the Prospectus as amended or supplemented, it has participated in conferences with certain of the officers and representatives of, United States counsel for, and the independent public accountants for, the Company, at which the contents of the Registration Statement and the Prospectus as amended or supplemented were discussed and (ii) between the date of effectiveness of the Registration Statement and the time of delivery of the letter, it participated in additional conferences with certain of the officers and representatives of, United States counsel for, and the independent public accountants for, the Company, at which the contents of the Registration Statement and the Prospectus as amended or supplemented were discussed. Such counsel may state that, given the limitations inherent in the independent verification of factual matters and the character of determinations involved in the registration process, it is not passing upon and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the Prospectus as amended or supplemented, except as set forth in paragraph (xiii) of this subsection (c), and has made no independent check or verification thereof. Such counsel shall also state (a) that, subject to the foregoing and on the basis of information gained in the course of the performance of the services referred to above, including information obtained from officers and representatives of, and the independent public accountants for, the Company, no facts have come to such counsel's attention that cause it to believe that the Registration Statement, at the date of the Underwriting Agreement, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading or the Prospectus as amended or supplemented, as of its date, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading and (b) that, subject to the foregoing, no facts have come to such counsel's attention in the course of the proceedings described in (ii) above that cause it to believe that the Prospectus as amended or supplemented as of the date and time of delivery of the letter contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. In each case, however, such counsel may state that it expresses no view or belief with respect to financial statements, notes or schedules and other financial or accounting data included in or omitted from the Registration Statement or Prospectus as amended or supplemented;

Such Canadian counsel may limit their opinion to the laws of Ontario and the federal laws of Canada applicable therein and, to the extent such opinion relates to the laws of the United States or the State of New York, may rely exclusively upon the opinion of United States counsel to the Company delivered pursuant to Section 7(d) hereof.

(d) The Company shall have furnished to the Representatives the written opinion of Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), United States counsel for the Company (or other United States counsel reasonably satisfactory to the Representatives), dated the Time of Delivery for the Designated Securities, in form and substance satisfactory to the Representatives, to the effect that:

(i) Assuming the compliance of the Shelf Prospectus and the Shelf Prospectus as amended or supplemented, including the documents incorporated by reference therein, with the requirements of the securities laws, rules and regulations of the Province of Ontario as interpreted and applied by the OSC, in such counsel's opinion, the Registration Statement and the Prospectus as amended or supplemented and any further amendments and supplements thereto made by the Company prior to the Time of Delivery for the Designated Securities, (other than the financial statements, notes or schedules and other financial or accounting data included therein or omitted therefrom, as to which such counsel need express no opinion) appear on their face to be appropriately responsive as to form in all material respects to the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.

(ii) To such counsel's knowledge, based solely upon documents provided to such counsel by the Company and conferences with the Company in connection with the offering of the Designated Securities, and other than as set forth in the Prospectus as amended or supplemented, there are no legal or governmental proceedings pending in the United States to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject, such counsel has reasonable cause to believe would, individually or in the aggregate, be expected to have a material adverse effect on the financial position of the Company and its subsidiaries, taken as a whole, and no such proceedings are threatened by governmental authorities or threatened by others;

(iii) Assuming the due authorization, execution and delivery of the Underwriting Agreement under the laws of Ontario and the laws of Canada applicable therein, the Underwriting Agreement (to the extent that execution and delivery are governed by the laws of the State of New York) has been executed and delivered by the Company;

(iv) Assuming the due authorization, execution, issuance and delivery of the Designated Securities by the Company under the laws of Ontario and the laws of Canada applicable therein, and assuming the Designated Securities have been authenticated by the Trustee, the Designated Securities (to the extent execution, issuance and delivery are governed by the laws of the State of New York) have been duly executed, authenticated, issued and delivered and constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms and entitled to the benefits provided by the Indenture (a) subject to (1) applicable bankruptcy, insolvency, moratorium, fraudulent conveyance and other similar laws affecting creditors' rights and remedies generally and (2) general principles of equity, including, without limitation, standards of materiality, good faith, fair dealing and reasonableness, equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in commission or instrumentality or court having jurisdiction over the Company or its subsidiaries or any of their properties or assets, except such breaches, violations, defaults, liens, charges and encumbrances related to the opinions set forth in (A), (B) and (C) above which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Company and its subsidiaries on a consolidated basis; and

(x) Such counsel shall set forth in the body of such counsel's opinion letter statements to the effect that (A) the Registration Statement is effective under the Securities Act; (B) the Form F-X was filed by the Company with the Commission prior to the effectiveness of the Registration Statement; (C) any required filing of the Prospectus or any supplement thereto was made in accordance with General Instruction II.K. of Form F-9; and (D) such counsel was informed telephonically by a member of the staff of the Commission at approximately • p.m. on the business day prior to the Time of Delivery that there are no stop orders suspending the effectiveness of the Registration Statement.

Such counsel shall state that (i) in the course of the preparation by the Company of the Registration Statement and the Prospectus as amended or supplemented, it has participated in conferences with certain of the officers and representatives of, Canadian counsel for, and the independent public accountants for, the Company, at which the contents of the Registration Statement and the Prospectus as amended or supplemented were discussed and (ii) between the date of effectiveness of the Registration Statement and the time of delivery of the letter, it participated in additional conferences with certain of the officers and representatives of, Canadian counsel for, and the independent public accountants for, the Company, at which the contents of the Registration Statement and the Prospectus as amended or supplemented were discussed. Such counsel may state that, given the limitations inherent in the independent verification of factual matters and the character of determinations involved in the registration process, it is not passing upon and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the Prospectus as amended or supplemented, except as set forth in paragraph (viii) of this subsection (d), and has made no independent check or verification thereof. Such counsel shall also state (a) that, subject to the foregoing and on the basis of information gained in the course of the performance of the services referred to above, including information obtained from officers and representatives of, and the independent public accountants for, the

Company, no facts have come to such counsel's attention that cause it to believe that the Registration Statement, at the date of the Underwriting Agreement, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading or the Prospectus as amended or supplemented, as of its date, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading and (b) that, subject to the foregoing, no facts have come to such counsel's attention in the course of the proceedings described in (ii) above that cause it to believe that the Prospectus as amended or supplemented as of the date and time of delivery of the letter contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. In each case, however, such counsel may state that it expresses no view or belief with respect to financial statements, notes or schedules and other financial or accounting data included in or omitted from the Registration Statement or Prospectus as amended or supplemented.

Insofar as the opinion set forth above addresses the Prospectus, the Prospectus as amended or supplemented and the documents incorporated therein by reference, and insofar as such documents were prepared, in accordance with the requirements of the securities laws, rules or regulations of the Province of Ontario, Canada, as interpreted and applied by the OSC, and other requirements of Canadian law, such counsel may state that it does not express any opinion with respect to the compliance of such documents with such requirements.

In rendering such opinion, such counsel may assume, to the extent such opinion relates to the laws of Ontario and the federal laws of Canada applicable therein, that the matters set forth in the opinion of Canadian counsel to the Company delivered pursuant to Section 7(c) hereof are accurate and correct;

(e) On the date of the Underwriting Agreement and at the Time of Delivery for the Designated Securities, Ernst & Young, chartered accountants, shall have furnished to the Representatives a letter, dated the date of delivery of such letter to the effect set forth in Annex I hereto, and with respect to such letter dated such Time of Delivery, as to such other matters of the type ordinarily included in "comfort letters" from accountants to underwriters as the Representatives may reasonably request and in form and substance reasonably satisfactory to the Representatives;

(f) (i) Neither the Company nor any of its subsidiaries shall have sustained since the date of the most recent audited consolidated financial statements included or incorporated by reference in the Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Prospectus as amended or supplemented, and (ii) since the respective dates as of which information is given in the Prospectus and, otherwise than as set forth or contemplated in the Prospectus as amended or supplemented, there shall not have been any change in the capital stock of the Company (other than pursuant to dividend reinvestment plans, stock dividends, conversions of securities, employee stock options and other employee benefit plans and agreements described or referred to in the Prospectus as amended or supplemented), any increase in the long-term debt of the Company and its subsidiaries on a consolidated basis, except as provided for in the Underwriting Agreement, or any change, or any development involving a prospective change, in or affecting the general affairs, management, financial position, shareholders' equity or results of operations of the Company and its subsidiaries on a consolidated basis, otherwise than as set forth or contemplated in the Prospectus as amended or supplemented, the effect of which, in any such case described in Clause (i) or (ii), is in the reasonable judgment of the Representatives so material and adverse to the Company and its subsidiaries on a consolidated basis as to materially adversely affect the public offering or the delivery of the Designated Securities on the terms and in the manner contemplated in the Prospectus as amended or supplemented;

(g) On or after the date of the Underwriting Agreement and at or prior to the Time of Delivery (i) no downgrading shall have occurred in the rating accorded the Company's debt securities by Moody's Investors Service, Inc., Standard & Poor's Ratings Group, a division of The McGraw Hill Companies, Inc., or Dominion Bond Rating Service Limited, and (ii) no such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Company's debt securities;

(h) On or after the date of the Underwriting Agreement and at or prior to the Time of Delivery there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or The Toronto Stock Exchange; (ii) a suspension or material limitation in trading in the Company's securities on The Toronto Stock Exchange; (iii) a general moratorium on commercial banking activities in New York declared by either Federal or New York State authorities, or in Toronto declared by either federal or provincial authorities, or a material disruption in commercial banking or securities settlement or clearance services in the United States or Canada; (iv) the outbreak or escalation of hostilities involving the United States or Canada or the declaration by Canada or the United States of a national emergency or war or (v) the occurrence of any other calamity or crisis or any change in financial, political or economic conditions in the United States, Canada or elsewhere, if the effect of any such event specified in clause (iv) or (v) in the judgment of the Representatives makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Designated Securities on the terms and in the manner contemplated in the Prospectus as amended or supplemented relating to the Designated Securities; and

(i) The Company shall have furnished or caused to be furnished to the Representatives at the Time of Delivery for the Designated Securities a certificate or certificates of officers of the Company reasonably satisfactory to the Representatives as to the accuracy of the representations and warranties of the Company herein at and as of such Time of Delivery, as to the performance by the Company of all of its obligations pursuant to the Underwriting Agreement to be performed at or prior to such Time of Delivery, as to the matters set forth in subsections (a) and (f) of this Section and as to such other matters as the Representatives may reasonably request.

8. (a) The Company will indemnify and hold harmless each Underwriter against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, any preliminary prospectus supplement,

the Registration Statement, the Prospectus as amended or supplemented and any other prospectus relating to the Securities, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any Preliminary Prospectus, any preliminary prospectus supplement, the Registration Statement, the Prospectus as amended or supplemented and any other prospectus relating to the Securities, or any such amendment or supplement in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter of Designated Securities through the Representatives expressly for use in the Prospectus as amended or supplemented relating to such Securities;

(b) Each Underwriter will indemnify and hold harmless the Company against any losses, claims, damages or liabilities to which the Company may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, any preliminary prospectus supplement, the Registration Statement, the Prospectus as amended or supplemented and any other prospectus relating to the Securities, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in any Preliminary Prospectus, any preliminary prospectus supplement, the Registration Statement, the Prospectus as amended or supplemented and any other prospectus relating to the Securities, or any such amendment or supplement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Underwriter through the Representatives expressly for use therein; and will reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending any such action or claim as such expenses are incurred.

(c) Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it may elect by written notice delivered to such indemnified party promptly after receiving the aforesaid notice from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

(d) If the indemnification provided for in this Section 8 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters of the Designated Securities on the other from the offering of the Designated Securities to which such loss, claim, damage or liability (or action in respect thereof) relates. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and the Underwriters of the Designated Securities on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and such Underwriters on the other in connection with the offering of the Designated Securities to which such losses, claims, damages or liabilities relate shall be deemed to be in the same proportion as the total net proceeds from such offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by such Underwriters in respect thereof. The relative fault of the Company on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or such Underwriters on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Designated Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The obligations of the Underwriters of Designated Securities in this subsection (d) to contribute are several in proportion to their respective underwriting obligations with respect to such Securities and not joint.

(e) The obligations of the Company under this Section 8 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Securities Act; and the obligations of the Underwriters under this Section 8 shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Securities Act.

9. (a) If any Underwriter shall default in its obligation to purchase the Designated Securities which it has agreed to purchase under the Underwriting Agreement, the Representatives may in their discretion arrange for themselves or another party or other parties to purchase such Designated Securities on the terms contained herein. If within thirty-six hours after such default by any Underwriter the Representatives do not arrange for the purchase of such Designated

Securities, then the Company shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to the Representatives to purchase such Designated Securities on such terms. In the event that, within the respective prescribed period, the Representatives notify the Company that they have so arranged for the purchase of such Designated Securities, or the Company notifies the Representatives that it has so arranged for the purchase of such Designated Securities, the Representatives or the Company shall have the right to postpone the Time of Delivery for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus as amended or supplemented, or in any other documents or arrangements, and the Company agrees to file promptly any amendments or supplements to the Registration Statement or the Prospectus which in the opinion of the Representatives may thereby be made necessary. The term "Underwriter" as used herein and in the Underwriting Agreement shall include any person substituted under this Section with like effect as if such person had originally been a party to the Underwriting Agreement.

(b) If, after giving effect to any arrangements for the purchase of the Designated Securities of a defaulting Underwriter or Underwriters by the Representatives and the Company as provided in subsection (a) above, the aggregate principal amount of such Designated Securities which remains unpurchased does not exceed one-eleventh of the aggregate principal amount of the Designated Securities, then the Company shall have the right to require each non-defaulting Underwriter to purchase the principal amount of Designated Securities which such Underwriter agreed to purchase under the Underwriting Agreement and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the principal amount of Designated Securities which such Underwriter agreed to purchase under the Underwriting Agreement) of the Designated Securities of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

(c) If, after giving effect to any arrangements for the purchase of the Designated Securities of a defaulting Underwriter or Underwriters by the Representatives and the Company as provided in subsection (a) above, the aggregate principal amount of such Designated Securities which remains unpurchased exceeds one-eleventh of the aggregate principal amount of the Designated Securities, as referred to in subsection (b) above, or if the Company shall not exercise the right described in subsection (b) above to require non-defaulting Underwriters to purchase Designated Securities of a defaulting Underwriter or Underwriters, then the Underwriting Agreement shall thereupon terminate, without liability on the part of any non-defaulting Underwriter or the Company, except for the expenses to be borne by the Company and the Underwriters as provided in Section 6 hereof and the indemnity and contribution agreements in Section 8 hereof; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

10. The respective indemnities, agreements, representations, warranties and other statements of the Company and the several Underwriters, as set forth in these Standard Provisions or made by or on behalf of them, respectively, pursuant to the Underwriting Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or any controlling person of any Underwriter, or the Company, or any officer or director or controlling person of the Company, and shall survive delivery of and payment for the Securities.

11. If the Underwriting Agreement shall be terminated pursuant to Section 9 hereof, the Company shall not then be under any liability to any Underwriter except as provided in Section 6 and Section 8 hereof; but, if the Underwriting Agreement shall be terminated by the Underwriters or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of the Underwriting Agreement, or if for any reason the Company shall be unable to perform its obligations under the Underwriting Agreement, the Company will reimburse the Underwriters through the Representatives for all out-of-pocket expenses approved in writing by the Representatives, including fees and disbursements of counsel, reasonably incurred by the Underwriters in making preparations for the purchase, sale and delivery of the Designated Securities, but the Company shall then be under no further liability to any Underwriter except as provided in Section 6 and Section 8 hereof.

12. In all dealings pursuant to the Underwriting Agreement, the Representatives shall act on behalf of each of the Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or

agreement on behalf of any Underwriter made or given by the Representatives jointly or by such of the Representatives, if any, as may be designated for such purpose in the Underwriting Agreement.

All statements, requests, notices and agreements pursuant to the Underwriting Agreement shall be in writing, and if to the Underwriters shall be delivered or sent by mail, telex or facsimile transmission to the address of the Representatives as set forth in the Underwriting Agreement; and if to the Company shall be delivered or sent by mail, telex or facsimile transmission to the address of the Company set forth in the Registration Statement: Attention: Secretary; provided, however, that any notice to an Underwriter pursuant to Section 8(c) hereof shall be delivered or sent by mail, telex or facsimile transmission to such Underwriter at its address set forth in its Underwriters' Questionnaire, or telex constituting such Questionnaire, which address will be supplied to the Company by the Representatives upon request. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

13. The Underwriting Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Company and, to the extent provided in Section 8 and Section 10 hereof, the officers and directors of the Company and each person who controls the Company or any Underwriter, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of the Underwriting Agreement. No purchaser of any of the Securities from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

14. The Company irrevocably (i) agrees that any legal suit, action or proceeding against the Company brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon the Underwriting Agreement or the transactions contemplated hereby may be instituted in any New York Court, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company has appointed The CT Corporation System, New York, New York, as its authorized agent (the "Authorized Agent") upon whom process may be served in any such action arising out of or based on the Underwriting Agreement or the transactions contemplated hereby which may be instituted in any New York Court by any Underwriter or by any person who controls any Underwriter, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal

jurisdiction with respect thereto. Such appointment shall be irrevocable. The Company represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company.

15. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the "judgment currency") other than United States dollars, the Company will indemnify each Underwriter against any loss incurred by such Underwriter as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which an Underwriter is able to purchase United States dollars with the amount of judgment currency actually received by such Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

16. Time shall be of the essence of the Underwriting Agreement. As used herein, "business day" shall mean any day when the Commission's office in Washington, D.C. is open for business; provided that, with respect to filings to be made with the OSC, "business day" shall mean any day when the OSC's office in Toronto is open for business.

17. The Underwriting Agreement shall be governed by and construed in accordance with the laws of the State of New York.

18. The Underwriting Agreement may be executed by any one or more of the parties hereto and thereto in any number of counterparts, each of which, when so executed and delivered, shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.

ANNEX I

DESCRIPTION OF COMFORT LETTER

Pursuant to Section 7(e) of the Underwriting Agreement, the accountants shall furnish letters to the Underwriters to the effect that:

(i) They are the auditors of the Company and are independent as required by the Canadian Institute of Chartered Accountants, the OSA and the applicable rules and regulations thereunder and the Securities Act and the rules and regulations thereunder;

(ii) In their opinion, the financial statements and any supplementary financial information and schedules audited by them and included or incorporated by reference in the Shelf Prospectus as amended or supplemented, the Registration Statement or the Prospectus comply as to form in all material respects with the applicable accounting requirements of the OSA and the related published rules and regulations thereunder and the Securities Act and the rules and regulations thereunder;

(iii) On the basis of limited procedures, not constituting an audit in accordance with Canadian generally accepted auditing standards, consisting of a review of interim financial information as described in Statement of Auditing Standards No. 71, a reading of the unaudited financial statements and other information referred to below, a reading of the latest available interim financial statements of the Company and its subsidiaries, inspection of the minute books of the Company and its subsidiaries since the date of the latest audited financial statements included or incorporated by reference in the Shelf Prospectus as amended or supplemented, the Registration Statement and the Prospectus as amended or supplemented, inquiries of officials of the Company responsible for financial and accounting matters and such other inquiries and procedures as may be specified in such letter, nothing came to their attention that caused them to believe that:

(A) the unaudited interim and year-end consolidated statement of financial position and the consolidated statements of earnings, and changes in financial position included or incorporated by reference in the Shelf Prospectus as amended or supplemented, the Registration Statement and the Prospectus do not comply as to form in all material respects with the applicable accounting requirements of the OSA and the applicable rules and regulations thereunder and the Securities Act and the rules and regulations thereunder or are not presented, in all material respects, in accordance with Canadian generally accepted accounting principles applied on a basis substantially consistent with the basis for the audited consolidated balance sheets and the consolidated statements of earnings and retained earnings, and changes in financial position included in the Company's Annual Information Form for the most recent fiscal year, or (ii) any material modifications should be made to the unaudited interim or year-end consolidated statement of financial position and the consolidated statements of earnings, and changes in financial position included or incorporated by reference in the Shelf Prospectus as amended or supplemented, the Registration Statement and the Prospectus as amended or supplemented for them to be in conformity with Canadian generally accepted accounting principles;

(B) as of a specified date not more than five days prior to the date of such letter, there have been any changes in the consolidated capital stock or in the consolidated long-term debt of the Company and its subsidiaries, or any decreases in consolidated net current assets or net assets or stockholders' equity or other items specified by the representatives of the Underwriters (the "Representatives"), or any increases in any items specified by the Representatives, in each case as compared with amounts shown in the latest balance sheet included or incorporated by reference in the Shelf-Prospectus as amended or supplemented, the Registration Statement and the Prospectus as amended or supplemented, except in each case for changes, increases or decreases which the Shelf-Prospectus as amended or supplemented, the Registration Statement and the Prospectus discloses have occurred or may occur or which are described in such letter; and

(C) for the period from the date of the latest financial statements included or incorporated by reference in the Shelf-Prospectus as amended or supplemented, the Registration Statement and the Prospectus to the specified date referred to in Clause (B) there were any decreases in consolidated net revenues or operating profit or in the total or per share amounts of consolidated net income or other items specified by the Representatives, or any increases in any items specified by the Representatives, in each case as compared with the comparable period of the preceding year and with any other period of corresponding length specified by the Representatives, except in each case for increases or decreases which the Shelf Prospectus as amended or supplemented, the Registration Statement and the Prospectus as amended or supplemented discloses have occurred or may occur or which are described in such letter; and

(iv) In addition to the audit referred to in their report(s) included or incorporated by reference in the Shelf-Prospectus as amended or supplemented, the Registration Statement and the Prospectus as amended or supplemented and the limited procedures, inspection of minute books, inquiries and other procedures referred to in paragraph (iii) above, they have carried out certain specified procedures, not constituting an audit in accordance with Canadian generally accepted auditing standards, with respect to certain amounts, percentages and financial information specified by the Representatives, which appear in the Shelf Prospectus as amended or supplemented, the Registration Statement and the Prospectus as amended or supplemented or in documents incorporated by reference in the Shelf Prospectus as amended or supplemented, the Registration Statement and the Prospectus as amended or supplemented, and have compared certain of such amounts, percentages and financial information with the accounting records of the Company and its subsidiaries and have found them to be in agreement.

Exhibit 7.3

NEXFOR INC.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

Trustee

Second Supplemental Indenture

made as of July 2, 2002

to

Trust Indenture

made as of March 1, 2001

providing for the issue of

7.25% Debentures due July 1, 2012

in aggregate principal amount of

US$250,000,000

McCarthy Tétrault LLP TDO-CORP #6940658 v. 2

THIS SECOND SUPPLEMENTAL INDENTURE is made as of July 2, 2002,

BETWEEN:

NEXFOR INC., a corporation incorporated under the laws of Canada, and having its registered office at the City of Toronto in the Province of Ontario, Canada (the "Corporation")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada and duly authorized to carry on the trust business in each province of Canada (the "Trustee").

WHEREAS by a trust indenture (hereinafter referred to as the "Original Indenture") made as of March 1, 2001 between the Corporation and the Montreal Trust Company of Canada (the "Original Trustee") provision was made for the issue of Securities of the Corporation in one or more series; and

WHEREAS under and in accordance with the terms of the Original Indenture as supplemented by a first supplemental indenture made as of March 20, 2001 there have heretofore been issued one series of Securities; and

WHEREAS by notice dated April 22, 2002, the Trustee advised the Corporation that, in accordance with the provisions of Section 6.12 of the Original Indenture and the sale by the Original Trustee of its trust business to the Trustee, the Original Trustee assigned the Trust Indenture (as hereinafter defined) and that the Trustee was now the trustee under the Trust Indenture; and

WHEREAS the Original Indenture provides that the aggregate principal amount of Securities which may be issued thereunder is unlimited, but Securities may be issued only upon and subject to the conditions and limitations set forth therein; and

WHEREAS the Corporation desires to issue the second series of Securities having the attributes and characteristics hereinafter set forth; and

WHEREAS the Corporation is not in default under the Original Indenture; and

WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions passed to authorize the execution and delivery of this Second Supplemental Indenture and to make the same legal and valid and binding upon the Corporation; and

WHEREAS except for the third recital which is made as a representation and statement of fact by the Trustee, the foregoing recitals are made as representations and statements by the Corporation and not by the Trustee;

NOW THEREFORE THIS SECOND SUPPLEMENTAL INDENTURE WITNESSES that, in consideration of the premises and the covenants herein contained, the parties hereto agree as follows:

ARTICLE ONE
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 1.01 <u>Definitions</u>

For all purposes of this Second Supplemental Indenture and in the Series 2 Debentures, except as otherwise expressly provided or unless the subject matter or context otherwise requires:

"**7.25% Debentures due July 1, 2012**" means the series of Securities created by the Corporation to be authenticated and delivered pursuant to the terms of this Second Supplemental Indenture and herein sometimes referred to as the "Series 2 Debentures;"

"**Comparable Treasury Issue**" means the United States Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Series 2 Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of the Series 2 Debentures;

"**Comparable Treasury Price**" means, with respect to any Redemption Date, (i) the average of the Reference Treasury Dealer Quotations for that Redemption Date, after excluding the highest and lowest of those Reference Treasury Dealer Quotations or (ii) if the Trustee obtains fewer then four such Reference Treasury Dealer Quotations for that Redemption Date, the average of the available Reference Treasury Dealer Quotations for that Redemption Date;

"First Supplemental Indenture" means the first supplemental indenture made as of March 20, 2001 between the Corporation and the Original Trustee;

"**Independent Investment Banker**" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Corporation;

"**Original Indenture**" means the trust indenture made as of March 1, 2001 between the Corporation and the Original Trustee;

"**Reference Treasury Dealer**" means Goldman, Sachs & Co. plus four other Primary Treasury Dealers or their affiliates appointed by the Trustee after consultation with the Corporation, and their respective successors; *provided, however,* that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), the Corporation will substitute therefor another Primary Treasury Dealer, if one is available;

"**Reference Treasury Dealer Quotation**" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer at 3:30 p.m. (New York time) on the third Business Day preceding that Redemption Date;

"**Second Supplemental Indenture**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and similar expressions refer to this Second Supplemental Indenture made as of July 2, 2002 and not to any particular Article, Section or other portion thereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof, and the expressions "Article" and "Section" followed by a number mean and refer to the specified Article or Section of this Second Supplemental Indenture;

"**Treasury Yield**" means, with respect to any Redemption Date, the rate *per annum* equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date;

"**Trust Indenture**" means the Original Indenture as supplemented by the First Supplemental Indenture and this Second Supplemental Indenture and any other indenture, deed or instrument supplemental or ancillary thereto; and

other terms and expressions used herein shall have the same meanings as corresponding expressions defined in the Original Indenture.

Section 1.02 Schedule

The following Schedule forms part of this Second Supplemental Indenture:

Schedule A - Form of Series 2 Debenture

Section 1.03 Notice to Holders

Where the Trust Indenture or any Series 2 Debenture requires or permits the Corporation or the Trustee to give to the Holders of Series 2 Debentures notice by publication in an Authorized Newspaper, such notice is hereby required to be published in an Authorized Newspaper in The City of New York.

Section 1.04 To be Read with Original Indenture

This Second Supplemental Indenture is a supplemental indenture within the meaning of the Original Indenture and the Original Indenture and this Second Supplemental Indenture shall be read together and shall have effect, so far as practicable, as though all the provisions of the Original Indenture and this Second Supplemental Indenture were contained in one instrument.

ARTICLE TWO
SERIES 2 DEBENTURES

Section 2.01 Designation

There is hereby authorized to be issued under the Trust Indenture a series of Securities designated as "7.25% Debentures due July 1, 2012".

Section 2.02 Limit of Aggregate Principal Amount

The aggregate principal amount of Series 2 Debentures that may be authenticated and delivered (subject to the exceptions described in Section 3.01(b) of the Original Indenture) shall initially be limited to US$250,000,000. The Corporation may at any time and from time to time authorize and issue additional Series 2 Debentures by one or more Directors' Resolutions or in one or more additional supplemental indentures to the Trust Indenture.

Section 2.03 Currency of Denomination

The Series 2 Debentures shall be denominated in U.S. Dollars.

Section 2.04 Dates of Issue and Payment of Principal

The date of issue of the Series 2 Debentures shall be July 2, 2002 and the principal of the Series 2 Debentures shall be payable on July 1, 2012 unless redeemed prior to such date.

Section 2.05 Interest

(1) The Series 2 Debentures shall bear interest at the rate of 7.25% *per annum.*

(2) Interest in respect of the Series 2 Debentures shall accrue from and including July 2, 2002 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for.

(3) The Interest Payment Dates on which interest shall be payable in respect of the Series 2 Debentures shall be January 1 and July 1 in each year, commencing January 1, 2003.

(4) The Regular Record Dates for interest in respect of the Series 2 Debentures shall be December 15 and June 15 in respect of the interest payable on January 1 and July 1, respectively.

Section 2.06 Payments

(1) The principal of and interest on the Series 2 Debentures that are issued in the form of Registered Global Securities and registered in the name of the nominee of the Depository shall be payable by wire transfer in immediately available funds to the nominee of the Depository.

(2) The principal of the Series 2 Debentures that are issued in definitive form shall be payable at the Corporate Trust Office of the Trustee, and the interest on such Series 2 Debentures shall be payable at the Corporate Trust Office of the Trustee, or otherwise as the Corporation may determine in accordance with Section 3.07(2) of the Original Indenture, in each case in accordance with all applicable laws.

Section 2.07 Optional Redemption by the Corporation

The Series 2 Debentures will be redeemable in whole or in part at any time, at the option of the Corporation, at a Redemption Price equal to the greater of (i) 100% of the principal amount thereof and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date, on a semi-annual basis, (assuming a 360 day year or twelve 30 day months) at the Treasury Yield plus 35 basis points, together in each case with accrued interest to the Redemption Date.

Section 2.08 Sinking Fund

The Series 2 Debentures are not subject to redemption pursuant to any sinking fund.

Section 2.09 Form and Denominations

The Series 2 Debentures shall be issuable as Registered Securities, initially as Registered Global Securities, and shall be substantially in the form set forth on Schedule A hereto.

Section 2.10 Additional Amounts

The Corporation shall not be required to pay any additional amount on the Series 2 Debentures in respect of any tax, assessment or governmental charge withheld or deducted.

Section 2.11 Trustee, etc.

The trustee, authenticating or paying agent, transfer agent and the registrar for the Series 2 Debentures shall be the Trustee.

Section 2.12 Depository

The Depository for the Series 2 Debentures shall be The Depository Trust Company, 55 Water Street, New York, New York 10004 U.S.A.

Section 2.13 Additional Events of Default or Covenants

There are no additional events of default or covenants with respect to the Series 2 Debentures, but all Events of Default and covenants specified in the Original Indenture shall be applicable to the Series 2 Debentures.

ARTICLE THREE
MISCELLANEOUS PROVISIONS

Section 3.01 Confirmation of Original Indenture

The Original Indenture, as amended and supplemented by this Second Supplemental Indenture, is in all respects confirmed.

Section 3.02 Acceptance of Trusts

The Trustee hereby accepts the trusts in this Second Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Original Indenture as supplemented by this Second Supplemental Indenture.

Section 3.03 Counterparts and Formal Date

This Second Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts together shall constitute but one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Second Supplemental Indenture to be duly executed, and their respective corporate seals to be hereunto affixed, all as of the day and year first above written.

NEXFOR INC.

By: ______________________________
Name: John C. Tremayne
Title: Senior Vice-President and
Chief Financial Officer

By: ______________________________
Name: Thomas G. Stinson
Title: Secretary and Vice-President
Corporate Planning

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ______________________________

By: ______________________________

SCHEDULE A

to

Second Supplemental Indenture

REGISTERED	**REGISTERED**
No. R•	**US $•**
	CUSIP: 65333N AB 6

INSERT IF THE SECURITY IS TO BE A REGISTERED GLOBAL SECURITY – [This Security is a Registered Global Security within the meaning of the Trust Indenture hereinafter referred to and is registered in the name of a Depository or a nominee of a Depository. This Registered Global Security is exchangeable for Securities registered in the name of a Person other than the Depository or its nominee only in the limited circumstances described in the Trust Indenture. Unless and until it is exchanged in whole or in part for Securities in definitive registered form, this Security may not be transferred except as a whole by the Depository to a nominee thereof or by a nominee thereof to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor Depository or a nominee of such successor Depository.

Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation (the "Depository") to the Corporation (as defined below) or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or in such other name as requested by an authorized representative of the Depository (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of the Depository), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.]

NEXFOR INC.

7.25% DEBENTURE DUE JULY 1, 2012

NEXFOR INC., a corporation incorporated under the laws of Canada (together with its successors and assigns, the "Corporation"), for value received, hereby promises to pay to •, the principal sum of • United States Dollars (US$•), on July 1, 2012 and to pay interest thereon at a rate of 7.25 % per annum from July 2, 2002 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on January 1 and July 1 in each year (each such date an "Interest Payment Date") commencing January 1, 2003 until the principal hereof is paid or duly made available for payment.

The interest so payable on any Interest Payment Date shall, subject to certain exceptions, be paid to the Person in whose name this Security is registered at the close of business on the Regular Record Date for such interest, which shall be the December 15 or June 15 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security is registered at the close of business on a Special Record Date to be fixed by the Trustee for the payment of such Defaulted Interest, notice whereof shall be given to the Holder not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Series 2 Debentures may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Trust Indenture (as defined below).

Payment of the principal of and the interest due on the Series 2 Debentures represented by this Security shall be made by wire transfer in immediately available funds to the nominee of the Depository so long as the Series 2 Debentures are issued in the form of Registered Global Securities and are registered in the name of the nominee of the Depository, failing which payment of such amounts shall be made at the Corporate Trust Office (as defined below). Payment of the principal of and interest on the Series 2 Debentures represented by this Security shall be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

This Security is one of a series of Securities designated as the 7.25% Debentures due July 1, 2012 of the Corporation (the "Series 2 Debentures"), initially limited in aggregate principal amount to US$250,000,000, issued or to be issued under and pursuant to a trust indenture made as of March 1, 2001 (the "Original Indenture"), between the Corporation and Montreal Trust Company of Canada, as original trustee (the "Trustee", which term includes Computershare Trust Company of Canada, as successor trustee, and any other successor trustee under the Trust Indenture), as supplemented by the First Supplemental Indenture made as of March 20, 2001 (the "First Supplemental Indenture") between the Corporation and the Trustee, and the Second Supplemental Indenture made as of July 2, 2002 (the "Second Supplemental Indenture") between the Corporation and the Trustee to which Original Indenture, First Supplemental Indenture, Second Supplemental Indenture and all indentures supplemental thereto (herein collectively referred to as the "Trust Indenture") reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities of the Corporation, the Trustee and Holders of the Securities and the terms upon which the Securities are, and are to be, authenticated and delivered. The "Corporate Trust Office" means the office of the Trustee at which its corporate trust business, at any particular time, shall be principally administered, which office at the date of the Second Supplemental Indenture was located at 100 University Avenue, 11th Floor, Toronto, Ontario, Canada, M5J 2Y1.

The Series 2 Debentures shall be redeemable at the option of the Corporation, at any time prior to July 1, 2012, in accordance with the terms of the Second

Supplemental Indenture. The Series 2 Debentures shall not be subject to any sinking fund but are subject to defeasance and/or covenant defeasance at the option of the Corporation upon compliance with certain conditions set forth in the Trust Indenture.

The Trustee has been appointed registrar for the Series 2 Debentures, and the Trustee shall maintain at the Corporate Trust Office a register for the registration and transfer of Series 2 Debentures. Subject to the limitations, terms and conditions set forth herein and in the Trust Indenture, this Security may be transferred at the aforesaid office of the Trustee by surrendering this Security for cancellation, and thereupon the Trustee shall issue in the name of the transferee or transferees, in exchange herefor, one or more new Securities of like tenor and terms in authorized denominations for a like aggregate principal amount. Upon the occurrence of certain events specified in Section 3.05 of the Original Indenture, this Security is exchangeable at the said office of the Trustee for Series 2 Debentures represented by definitive registered Securities without coupons in authorized denominations in an equal aggregate principal amount and having like tenor and terms as the surrendered Security. Each Security surrendered for transfer or exchange shall be duly endorsed by, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Corporation and the Trustee and duly executed by, the registered Holder or other appropriate person. The Corporation may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any such transfer or exchange; but no service charge to the Holder shall be made for any such transfer or exchange.

The Securities of this series may be issued in the form of one or more Registered Global Securities to The Depository Trust Company as depository for the Registered Global Securities of this series (the "Depository") or its nominee and registered in the name of the Depository or such nominee. If the face of this Security contains a legend indicating that this Security is a Registered Global Security so registered, the transfer and exchange hereof is subject to the additional limitations set forth in such legend, and the Trust Indenture provides that unless and until a Registered Global Security is exchanged in whole or in part for Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor depository or a nominee of such successor depository.

In case an Event of Default with respect to the Series 2 Debentures shall have occurred and be continuing, the principal hereof may be declared due and payable, in the manner, with the effect and subject to the conditions provided in the Trust Indenture.

The Trust Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation and the rights of the Holders of the Securities of each series to be affected under the Trust Indenture at any time by the Corporation and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Securities at the time

Outstanding of each series to be affected. The Trust Indenture also contains provisions permitting the Holders of a majority in aggregate principal amount of the Securities then Outstanding with respect to which any past default, breach or Event of Default has occurred to waive any such past default, breach or Event of Default and its consequences.

As provided in and subject to the provisions of the Trust Indenture, no Holder of Series 2 Debentures shall have any right to institute any proceeding with respect to the Trust Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless (a) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to the Series 2 Debentures and the Holders of not less than 25% in aggregate principal amount of all affected series of Securities then Outstanding (voting as one class) shall have made written request to the Trustee to institute such proceeding and offered the Trustee reasonable indemnity, (b) the Trustee shall have failed to institute any such proceeding, within 60 days after receipt of such notice, request and offer of indemnity, and (c) the Trustee shall not have received during such 60-day period from the Holders of a majority in aggregate principal amount of the Securities of all such affected series then Outstanding (voting as one class) a direction inconsistent with such written request. The foregoing shall not apply to any suit instituted by a Holder of Series 2 Debentures for the enforcement of any payment of principal hereof or interest hereon on or after the respective due dates expressed herein.

No provision of this Security or of the Trust Indenture shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the principal of and interest on the Series 2 Debentures represented by this Security at the time, place, and rate, and in the coin and currency, herein or therein prescribed.

The Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not payment in respect of this Security be overdue, and none of the Corporation, the Trustee or any such agent shall be affected by notice to the contrary.

This Security shall be governed by and construed in accordance with the laws of the State of New York and the federal laws of the United States of America applicable thereto and shall be treated in all respects as a New York contract, except as may be otherwise required by mandatory provisions of law. Notwithstanding the preceding sentence, the exercise, performance or discharge by the Trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

All terms used in this Security that are defined in the Trust Indenture and not otherwise defined herein shall have the meanings assigned to them in the Trust Indenture.

Unless the certificate of authentication hereon has been executed by the Trustee by manual signature, this Security shall not be entitled to any benefit under the Trust Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF the Corporation has caused this Security to be duly executed.

DATE OF ISSUE: •, •.

NEXFOR INC.

By: ______________________
Title

c/s

By: ______________________
Title

Attest:

____
Authorized Signature

McCarthy Tétrault LLP TDO-CORP #6940658 v. 2

TRUSTEE'S CERTIFICATE
OF AUTHENTICATION

This Debenture is one of the Series 2 Debentures referred to in the within-mentioned Trust Indenture.

COMPUTERSHARE TRUST COMPANY OF CANADA,
as Trustee

By: ____________________________
Authorized Officer

Date of Authentication: _______________

McCarthy Tétrault LLP TDO-CORP #6940658 v. 2

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

____

[PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF TRANSFEREE]

____

____

[PLEASE PRINT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF TRANSFEREE]

the within Security, and all rights thereunder, hereby irrevocably constituting and appointing

____

attorney to transfer such security on the books of the Corporation, with full power of substitution in the premises.

Dated: ______________________________

Signature of Transferor: ______________________________

Signature of Transferor is Guaranteed by: ______________________________

NOTICE: The signature to this assignment and transfer must correspond with the name as written upon the face of the within Security in every particular without alteration or enlargement or any change whatsoever.